# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Laureate Education, Inc., CIK 0000912766
CUSIP: 518613203
Title of class of securities: Common stock, par value $0.004 per share
Address of issuer's principal executive offices: PMB 1158, 1000 BRICKELL AVE., SUITE 715, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 03/01/2024
Amends the filing with accession number 0000895345-21-000938
Filed by CIK 0001763844
Persons authorized to receive notices and communications: Jason M. Colombo, Point72 Asset Management, L.P., 72 Cummings Point Road, Stamford, Connecticut (CT), 06902, 203-890-2000; Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- CPV Partners, LLC (CIK 0001763844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,179,391; sole dispositive power 0; shared dispositive power 16,011,838; aggregate amount beneficially owned 18,179,391 (12.1% of the class)
- Steven A. Cohen (CIK 0000905226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,179,391; sole dispositive power 0; shared dispositive power 16,011,838; aggregate amount beneficially owned 18,179,391 (12.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.004 per share
Name of issuer: Laureate Education, Inc.
Address of issuer's principal executive offices: PMB 1158, 1000 BRICKELL AVE., SUITE 715, Miami, Florida (FL), 33131
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends the initial statement on Schedule 13D filed by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen (the "Initial Reporting Persons") on February 16, 2017, as amended by Amendment No. 1 filed by the Initial Reporting Persons on January 5, 2018, Amendment No. 2 filed by the Initial Reporting Persons and Cohen Private Ventures, LLC ("Cohen Private Ventures") on April 25, 2018, Amendment No. 3 filed by Steven A. Cohen and Cohen Private Ventures on November 21, 2018, Amendment No. 4 filed by CPV Partners, LLC ("CPV Partners"), Steven A. Cohen and Cohen Private Ventures on January 4, 2019, Amendment No. 5 filed by Steven A. Cohen and CPV Partners on June 19, 2019, Amendment No. 6 filed by Steven A. Cohen and CPV Partners on April 2, 2021, and Amendment No. 7 filed by Steven A. Cohen and CPV Partners on November 8, 2021 (the initial statement on Schedule 13D, as amended, the "Statement" or the "Schedule 13D"). This Amendment No. 8 is being filed by Steven A. Cohen and CPV Partners (collectively, the "Reporting Persons"), as further described herein, in respect of the common stock, par value $0.004 per share (the "Common Stock"), of Laureate Education, Inc., a Delaware public benefit corporation (the "Issuer"). This Amendment No. 8 amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person as of the date hereof.

CPV Partners may be deemed to beneficially own an aggregate of 18,179,391 shares of Common Stock, which represents, in the aggregate, approximately 12.1% of the outstanding shares of Common Stock, as a result of (i) CPV Partners' indirect beneficial ownership of 12,485,166 shares of Common Stock owned by Wengen, (ii) 15,864 shares of Common Stock owned by an entity controlled by CPV Partners and of which it may be deemed to share beneficial ownership, and (iii) 5,678,361 shares of Common Stock held by an entity controlled by CPV Partners, and of which it may be deemed to share beneficial ownership. Based on his control of CPV Partners, Steven A. Cohen may be deemed to share beneficial ownership over the shares of Common Stock of which CPV Partners may share beneficial ownership.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person as of the date hereof is based upon 150,784,847 shares of Common Stock outstanding as of January 31, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed by the Issuer with the Securities and Exchange Commission on February 20, 2025.

In addition, as disclosed in the Schedule 13D/A filed by Wengen on November 17, 2023, on November 14, 2023, Wengen sold 1,630,012 shares of Common Stock through one or more trades under Rule 144 of the Securities Act of 1933 (the "Rule 144 Sale"). As of November 15, 2023, following the Rule 144 Sale, Wengen held in the aggregate 19,225,572 shares of Common Stock, which represented, in the aggregate, approximately 12.2% of the then outstanding shares of Common Stock. Accordingly, the aggregate beneficial ownership of the Reporting Persons as of such date was 22,440,628 shares Common Stock, or approximately 14.3% of the then outstanding shares of Common Stock.

Further, as disclosed in the Schedule 13D/A filed by Wengen on March 5, 2024, on March 1, 2024, certain investors in Wengen elected to redeem their interests in Wengen in exchange for delivery by Wengen to such investors of the number of shares of Common Stock corresponding to the Wengen interests so redeemed (the "2024 Redemption"). As of March 1, 2024, following the 2024 Redemption, Wengen held in the aggregate, 15,485,166 shares of Common Stock, which represented, in the aggregate, approximately 9.8% of the then outstanding shares of Common Stock. Accordingly, the aggregate beneficial ownership of the Reporting Persons as of such date was 18,700,222 shares of Common Stock, or approximately 11.9% of the then outstanding shares of Common Stock.

The aggregate number of shares of the Issuer's Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Common Stock which may be received by holders of Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.
The Reporting Persons may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in the Schedule 13D.

The filing of the Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition as of the date hereof.
Transactions in the class effected during the past sixty days:
On March 7, 2025, certain investors in Wengen, including an entity controlled by CPV Partners and an affiliate of CPV Partners (which then distributed such shares of Common Stock to an entity controlled by CPV Partners), elected to redeem their interests in Wengen in exchange for delivery by Wengen to such investors of the number of shares of Common Stock corresponding to the Wengen interests so redeemed (the "2025 Redemption"). As a result of the 2025 Redemption, an entity controlled by CPV Partners received an aggregate of 2,479,169 shares of Common Stock for no additional consideration.

Other than as set forth herein, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Signatures
- CPV Partners, LLC: /s/ Andrew B. Cohen, Andrew B. Cohen, Authorized Person (03/11/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (03/11/2025)